Exhibit 99.1

Acasti Pharma Announces Dariush Mozaffarian, M.D., Dr.P.H. Principal Investigator for CaPre Phase 3 Development Program

Laval, Québec, CANADA – November 7, 2017 – Acasti Pharma Inc. (NASDAQ: ACST – TSX-V: ACST), a biopharmaceutical innovator focused on the research, development and commercialization of its prescription drug candidate CaPre® (omega-3 phospholipid) for the treatment of severe hypertriglyceridemia, today announced that Dariush Mozaffarian, M.D., Dr.P.H. has agreed to serve as Acasti’s principal investigator to oversee the Phase 3 development program of CaPre. Dr. Mozaffarian is a renowned researcher whose widely published work focuses on how diets such as those rich in omega-3s and lifestyle can influence cardiometabolic health.

“As demonstrated in the Phase 2 clinical trials, CaPre reduces harmful triglycerides and non-HDL cholesterol in the blood, and may also increase levels of HDL-C (good cholesterol) without increasing LDL-C (bad cholesterol). Patients with severe hypertriglyceridemia are at greater risk of cardiovascular disease and pancreatitis, and the field could greatly benefit from a treatment that reduces elevated triglycerides while at the same time positively modulating the other major lipids associated with cardiovascular disease risk,” said Dr. Mozaffarian, the Jean Mayer Professor of Nutrition and Medicine, and the Dean of the Friedman School of Nutrition Science and Policy at Tufts University. “CaPre is the first omega-3 phospholipid ester to be investigated for the treatment of severe hypertriglyceridemia and may become a valuable therapeutic option for treating this condition.”

Dr. Mozaffarian is a board-certified cardiologist and epidemiologist. His research at Tufts focuses on how diet and lifestyle influence cardiometabolic health, and how effective policies can improve health and wellness. He has authored more than 300 scientific publications on dietary fats, foods and diet patterns and is considered an expert on omega-3s, obesity, diabetes and cardiovascular disease, and evidence-based and cost-effective dietary policies. Dr. Mozaffarian received his M.D. from Columbia University and trained in internal medicine and cardiovascular medicine at Stanford and University of Washington. Following his clinical training, he received his M.P.H. from University of Washington and a doctoral degree in Public Health from Harvard School of Public Health.

“Dr. Mozaffarian offers Acasti tremendous expertise as a cardiologist and clinical investigator with years of experience with omega-3 prescription products,” said Laurent Harvey, B.Pharm, M.Sc., Vice President, Clinical and Nonclinical Affairs at Acasti. “We are very pleased to be working with him on our CaPre Phase 3 program.”

Acasti remains on track to begin activating sites for its Phase 3 program before the end of the year, with patient dosing expected to start in early 2018. Acasti has selected one of the biopharmaceutical industry’s largest clinical research organizations to conduct its Phase 3 clinical program and plans to conduct two randomized, double-blind, placebo controlled, 26-week studies to evaluate the efficacy and safety of CaPre in patients with severe hypertriglyceridemia (very high triglyceride levels ≥500 mg/dL). The studies will evaluate the ability of CaPre to lower triglycerides from baseline in a total of approximately 500 patients randomized to either CaPre 4 grams daily or placebo. In addition, the Phase 3 studies will include numerous secondary and exploratory endpoints, which are designed to assess the effect of CaPre on the broader lipid profile and certain metabolic, inflammatory and cardiovascular risk markers.

About CaPre (omega-3 phospholipid)

Acasti’s prescription drug candidate, CaPre, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to treat severe hypertriglyceridemia, a metabolic condition that contributes to increased risk of cardiovascular disease and pancreatitis. Its omega-3s, principally EPA and DHA, are either “free” or bound to phospholipids that help them to be better absorbed into the body. This allows for enhanced bioavailability and EPA and DHA blood levels compared to the “esterified” fish-oil omega-3 options such as LOVAZA.

About Acasti Pharma

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. The corporation’s strategy is to initially develop and commercialize CaPre for the 3 to 4 million patients in the U.S. with severe hypertriglyceridemia. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. For more information, visit www.acastipharma.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Acasti’s latest Annual Information Form, which also forms part of Acasti’s latest annual report on Form 20-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Acasti’s website at acastipharma.com (the “AIF”). All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors.” Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

SOURCE: Acasti Pharma Inc

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Acasti Contact:

Jan D’Alvise

Chief Executive Officer

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info@acastipharma.com

www.acastipharma.com

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